Exhibit 12.1

Federal Realty Investment Trust

Computation of Ratio of Earnings to Combined Fixed Charges & Preferred Stock Dividends

(in thousands)

	Nine Months Ended September 30,
		Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations before income or loss from equity investees	$128,957	$134,986	$139,380	$126,715	$122,436	$97,793
Distributed income of equity investees	2,034	3,287	3,792	3,617	2,478	2,712
Fixed charges (excluding capitalized interest)	70,260	118,920	114,066	98,851	105,700	112,906
Noncontrolling interests in income of subsidiaries with no fixed charges	(3,442)	(3,995)	(3,698)	(3,519)	(3,361)	(3,633)

Total earnings (A)	$197,809	$253,198	$253,540	$225,664	$227,253	$209,778

Fixed charges:
Interest expense	$69,772	$118,281	$113,336	$98,169	$104,683	$111,420
Capitalized interest	15,968	16,181	10,105	8,097	6,285	5,549
Portion of rents representing interest	488	639	730	682	1,017	1,486

Total fixed charges (B)	$86,228	$135,101	$124,171	$106,948	$111,985	$118,455

Preferred stock dividends	406	541	541	541	541	541

Total fixed charges and preferred stock dividends (C)	$86,634	$135,642	$124,712	$107,489	$112,526	$118,996

Ratio of earnings to fixed charges (A divided by B)	2.3	1.9	2.0	2.1	2.0	1.8

Ratio of earning to combined fixed charges and preferred stock dividends (A divided by C)	2.3	1.9	2.0	2.1	2.0	1.8